FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-184476

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

SUPPLEMENT NO. 14 DATED DECEMBER 23, 2015

TO THE PROSPECTUS DATED MARCH 13, 2015

This document supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT II, Inc. dated March 13, 2015, Supplement No. 9 dated October 22, 2015, Supplement No. 10 dated November 12, 2015, Supplement No. 11 dated November 18, 2015, Supplement No. 12 dated November 24, 2015 and Supplement No. 13 dated December 7, 2015. As used herein, the terms “we,” “our” and “us” refer to Resource Real Estate Opportunity REIT II, Inc. and, as required by context, RRE Opportunity OP II, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offering;

•	our acquisition of a multifamily community located in Boulder, Colorado;

•	our acquisition of a multifamily community located in Naperville, Illinois;

•	our entry into an agreement to purchase a multifamily community located in Austin, Texas;

•	our entry into two mortgage loans;

•	information regarding cash distributions recently declared; and

•	the renewal of the advisory agreement with our advisor.

Status of the Offering

We commenced this initial public offering of shares of our common stock on February 6, 2014. As of December 22, 2015, we had accepted aggregate gross offering proceeds of approximately $479.2 million related to the sale of 48.1million shares of common stock, including shares sold pursuant to our distribution reinvestment plan. As of December 22, 2015, approximately 52.7 million shares of our common stock remain available for sale in our primary offering, and approximately 9.2 million shares of our common stock remain available for issuance under our distribution reinvestment plan.

Property Acquisitions

Boulder Property

On December 18, 2015, we, through a wholly-owned subsidiary, purchased a multifamily community located in Boulder, Colorado (the “Boulder Property”) from an unaffiliated seller. The Boulder Property is a multifamily community with 216 units located on an approximately 24-acre site with amenities, including but not limited to a clubhouse and a pool. The Boulder Property was constructed in 1991 and is currently 96% leased.

The contract purchase price for the Boulder Property was approximately $65.2 million, excluding closing costs. We funded the purchase price with proceeds from this offering. We believe that the Boulder Property is suitable for its intended purpose and adequately insured; however, we intend to make certain renovations to the Boulder Property. We intend to renovate the common areas and upgrade the unit interiors.

The average occupancy rate of the Boulder Property during each of the last four years was as follows:

Year	Average Occupancy Rate
2014	89%
2013	96%
2012	96%
2011	98%

The average effective monthly rental rate per unit, calculated as the monthly contractual base rental income, net of free rent, divided by the average units leased, for each of the last four years for the Boulder Property was as follows:

Year	Average Effective Monthly Rental Rate per Unit
2014	$1,422
2013	$1,367
2012	$1,314
2011	$1,327

The seller of the Boulder Property was unable to provide 2010 information with respect to the average occupancy rate and the average effective monthly rental rate per unit.

Naperville Property

On December 18, 2015, we, through a wholly-owned subsidiary, purchased a multifamily community located in Naperville, Illinois (the “Naperville Property”) from an unaffiliated seller. The Naperville Property is a multifamily community with 319 units located on an approximately 19-acre site with amenities, including but not limited to a clubhouse and a pool. The Naperville Property was constructed in 1997 and is currently 94% leased.

The contract purchase price for the Naperville Property was approximately $66.7 million, excluding closing costs. We funded the purchase price with proceeds from this offering. We believe that the Naperville Property is suitable for its intended purpose and adequately insured; however, we intend to make certain renovations to the Naperville Property. We intend to renovate the common amenities and upgrade the unit interiors.

The average occupancy rate of the Naperville Property during each of the last four years was as follows:

Year	Average Occupancy Rate
2014	94%
2013	96%
2012	96%
2011	98%

The average effective monthly rental rate per unit, calculated as the monthly contractual base rental income, net of free rent, divided by the average units leased, for each of the last four years for the Naperville Property was as follows:

Year	Average Effective Monthly Rental Rate per Unit
2014	$1,383
2013	$1,344
2012	$1,318
2011	$1,228

The seller of the Naperville Property was unable to provide 2010 information with respect to the average occupancy rate and the average effective monthly rental rate per unit.

Probable Real Estate Investment

On December 18, 2015, we, through our Operating Partnership, entered into an agreement to purchase a multifamily community located in Austin, Texas (the “Austin Property”) from an unaffiliated seller. The Austin Property is a multifamily community with 498 units located on an approximately 40-acre site with amenities, including but not limited to a clubhouse and a pool.

Pursuant to the agreement, we are obligated to make an earnest money deposit of $850,000. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit up to $850,000 of earnest money. Pursuant to the purchase and sale agreement, we would be obligated to purchase the Austin Property only after satisfaction of agreed upon closing conditions. The purchase price of the Austin Property is $57.2 million plus closing costs. We intend to fund the purchase of the Austin Property with proceeds from this offering.

The Austin Property encompasses 494,718 rentable square feet. The Austin Property was constructed in 2001 and is currently 93% leased. The average occupancy rate of the Austin Property during each of the last five years was as follows:

Year	Average Occupancy Rate
2014	94%
2013	95%
2012	95%
2011	95%
2010	95%

The average effective monthly rental rate per unit, calculated as the monthly contractual base rental income, net of free rent, divided by the average units leased, for each of the last five years for the Austin Property was as follows:

Year	Average Effective Monthly Rental Rate per Unit
2014	$976
2013	$925
2012	$884
2011	$828
2010	$774

We believe that the Austin Property is suitable for its intended purpose and adequately insured; however, we intend to make certain renovations to the Austin Property. We intend to renovate the common amenities and upgrade the unit interiors.

Mortgage Loans

On December 9, 2015, we, through our wholly owned subsidiaries, entered into a five-year secured mortgage loan with Capital One, National Association, an unaffiliated lender, for borrowings of $27.5 million secured by Adair off Addison and Fairways of Bent Tree (the “Mortgage Loan”). The Mortgage Loan matures on January 1, 2021, with two options to extend the maturity date to January 1, 2022 and January 1, 2023, respectively, both exercisable upon payment of an extension fee equal to 0.25% of the outstanding principal at the time of each extension. The Mortgage Loan bears interest at a floating rate of one-month LIBOR plus 1.55%. Monthly payments are initially interest only. Beginning with the February 1, 2017 payment, monthly payments will include interest and repayments of principal in varying amounts as set forth in a schedule to the Mortgage Loan. Any remaining principal balance and all accrued and unpaid interest and fees will be due at maturity. We may prepay the Mortgage Loan in full or in part at any time. The proceeds of the Mortgage Loan were used to pay off the existing $7.5 million mortgage loan previously secured by Adair off Addison.

On December 18, 2015, we, through a wholly owned subsidiary, entered into a separate six-year secured mortgage loan with Allstate Life Insurance Company, an unaffiliated lender, and its affiliates for borrowings of $24.6 million secured by Spalding Crossing (the “Spalding Mortgage Loan”). The Spalding Mortgage Loan matures on January 1, 2022. The Spalding Mortgage Loan bears interest at a fixed rate of 3.88%. Monthly payments are initially interest only. Beginning with the February 1, 2018 payment, monthly payments will consist of interest and repayments of principal in an aggregate amount of approximately $115,749 per month. Any remaining principal balance and all accrued and unpaid interest and fees will be due at maturity. We may prepay the Spalding Mortgage Loan in full any time after December 31, 2016 and before January 1, 2019 subject to a prepayment premium of the greater of (i) 1.0% of the principal being repaid or (ii) the yield maintenance payment specified in the loan documents. We may prepay the Spalding Mortgage Loan in full any time on or after January 1, 2019 and before January 1, 2021 subject to a prepayment premium of 1.0% of the principal being repaid. No prepayment premium need be paid in connection with a prepayment made on or after January 1, 2021.

Distributions

On December 17, 2015, our board of directors authorized cash distributions to the stockholders of record at the close of business each day in the period commencing December 31, 2015 through February 26, 2016 equal to a daily amount of $0.00164384 per share of common stock, payable on January 29, 2016 and February 29, 2016.

Renewal of Advisory Agreement

Effective December 20, 2015, we renewed our advisory agreement with our advisor. The renewed advisory agreement is effective through December 19, 2016; however, either party may terminate the renewed advisory agreement without cause or penalty upon providing 60 days’ written notice. The terms of the renewed advisory agreement are identical to those of the advisory agreement that was previously in effect through December 19, 2015.

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